UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2021
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

METHANEX AND MITSUI O.S.K. LINES ANNOUNCE AGREEMENT ON KEY COMMERCIAL TERMS FOR A STRATEGIC PARTNERSHIP

VANCOUVER, BRITISH COLUMBIA (July 15, 2021) / TOKYO (July 16, 2021) Methanex Corporation (TSX:MX) (NASDAQ:MEOH) (Methanex) and Mitsui O.S.K. Lines, Ltd. (TSE:9104) (MOL) are pleased to announce that the parties have concluded Key Commercial Terms for the purchase and sale of an equity position in, and the establishment of a strategic partnership involving, Methanex’s Waterfront Shipping (WFS) subsidiary. With a fleet of approximately 800 vessels, MOL is one of the world’s largest shipping companies. WFS is a global marine transportation company and operates the world’s largest methanol ocean tanker fleet.

MOL will acquire a 40 percent minority interest in WFS for US$145 million. Methanex will retain the remaining 60 percent majority interest in WFS and continue to operate WFS as a key element of its global supply chain capabilities. There will be no change to Waterfront Shipping’s day-to-day operations due to this transaction, and Paul Hexter will remain President. The definitive agreements are subject to formal approval by MOL’s Board of Directors. The closing is subject to regulatory approval and is expected by the end of the year after all customary conditions are met.

Through this transaction, Methanex, WFS and MOL will establish a strategic partnership, which will enable Methanex and WFS to benefit from MOL’s broad shipping experience to further strengthen its already excellent shipping operations and capabilities.

The strategic partnership strengthens a relationship established over 30 years between Methanex, WFS and MOL who, in 2016 in conjunction with other key partners, jointly built the first ocean-going dual-fuel vessel capable of running on methanol. With Methanex as the world-leading methanol producer, WFS as the world’s leading methanol shipper, and MOL’s vast shipping experience, the parties intend to advance the commercialization of methanol, including renewable methanol, as a viable marine fuel.

Methanol is a safe, proven, cost-competitive marine fuel for the commercial shipping industry that can meet current and future emissions regulations. Methanol as a marine fuel can reduce sulphur oxides (SOx) by up to 99 percent, particulate matter (PM) emissions by up to 95 percent, and nitrogen oxides (NOx) by up to 80 percent compared to conventional marine fuels. As a marine fuel, methanol also reduces CO2 emissions during combustion by up to 15 percent. Methanol produced from renewable sources can reduce CO2 emissions by up to 95 percent compared to conventional marine fuels, providing a pathway to meet the International Maritime Organization’s (IMO) decarbonization goals without further investment or compatibility issues with the current dual-fuel engine technology.

John Floren, President & CEO of Methanex, said, “We are pleased to expand our relationship with MOL, a world leading shipping company, which will enable Waterfront Shipping to enhance its capabilities by leveraging MOL’s extensive global shipping experience. We have worked with MOL for over 30 years on methanol shipping since the era of Cape Horn Methanol Ltd., a predecessor to

Methanex’s Chile operations, and we are confident that our new strategic relationship will help develop the market for methanol as a lower emission marine fuel.”
Takeshi Hashimoto, President of MOL, said, “MOL is pleased to partner and deepen our long-standing relationship with Methanex, the leader in the methanol industry. This transaction is consistent with MOL’s Environmental Vision 2.1., which regards our active involvement in methanol-fueled ships as one of the measures for adopting clean alternative fuels.”

About Methanex Corporation
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

About Waterfront Shipping
Waterfront Shipping, a subsidiary of Methanex Corporation, is a global marine transportation company specializing in the safe, responsible and reliable transport of bulk chemicals and clean petroleum products to major international markets in North America, Asia Pacific, Europe and Latin America. Waterfront Shipping operates the world's largest methanol ocean tanker fleet with its fleet comprising vessels from 3,000 to 50,000 deadweight tonnes. Its fleet of approximately 30 modern, deep sea tankers forms a seamless transportation network dedicated to keeping an uninterrupted flow of methanol moving to storage terminals and customers' plant sites around the world. For more information, please visit www.wfs-cl.com.

About Mitsui O.S.K. Lines, Ltd.
Mitsui O.S.K. Lines, Ltd., founded in 1884, is one of the top shipping companies headquartered in Tokyo, Japan. The company operates more than 800 vessels transporting resources, energy, raw materials and finished products. For more information, please visit www.mol.co.jp/en
“Taranaki Sun” Methanol Dual-fueled Methanol Carrier Vessel
In 2016, Methanex, WFS and MOL, in conjunction with other key partners, jointly built the first ocean-going dual-fuel vessels, including the Taranaki Sun, capable of running on methanol

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FORWARD-LOOKING INFORMATION WARNING
This news release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "expects," "will," or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:
•expected final ownership interest in Waterfront Shipping to be acquired by MOL, and
•expected timing of closing of the sale of the interest in Waterfront Shipping to MOL.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•absence of a material negative impact including from major natural disaster or from changes in laws or regulations.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include, without limitation:
•changes in laws or regulations,
•actions of governments and governmental authorities,
•world-wide economic conditions,
•the impacts of the COVID-19 pandemic, and
•other risks described in our 2020 Annual Management’s Discussion and Analysis and our First Quarter 2021 Management’s Discussion and Analysis.
•
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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For further information, contact:

Methanex Investor Inquires
Kim Campbell
Director, Investor Relations
Methanex Corporation
+1-604-661-2600 or Toll Free: +1-800-661-8851
www.methanex.com

Methanex Media Inquiries:
Jim Fitzpatrick
Director, Global Communications
Methanex Corporation
+604-661-2600 or Toll Free: +1-800-661-8851
publicaffairs@methanex.com

Mitsui O.S.K. Lines Inquires
Media Relations Team
Corporate Communication Division
Mitsui O.S.K. Lines, Ltd.
+81-3-3587-7015
mrtmo@molgroup.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 15, 2021	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary